CAWLEY, GILLESPIE & ASSOCIATES, INC.

PETROLEUM CONSULTANTS

6500 RIVER PLACE BLVD, BLDG 3 SUITE 200
AUSTIN, TEXAS 78730
512-249-7000

306 WEST SEVENTH STREET, SUITE 302
FORT WORTH, TEXAS 76102
817-336-2461
www.cgaus.com

1000 LOUISIANA STREET, SUITE 1900
HOUSTON, TEXAS 77002
713-651-9944

January 26, 2024

Mr. Bryan Freeman – Executive Vice President
Prairie Operating Company
602 Sawyer Street
Houston, TX 77007

Re: Evaluation Summary
Bison Shelduck Interests
Proved Undeveloped Reserves
Certain Properties in Weld Co., CO
As of February 1, 2024

Dear Mr. Freeman:

As requested, we are submitting our estimates of proved undeveloped reserves and forecasts of economics attributable to the *Bison Shelduck* ("Bison") interests in certain properties located in Weld County, Colorado. This report, with an effective date of February 1, 2024, utilized a *Securities and Exchange Commission ("*SEC") price deck as provided and detailed on page two (2) of this letter. Cawley, Gillespie & Associates ("CG&A") evaluated all properties, with detailed tabular results presented in this report. Below are the composite results of all properties:

		Proved Undeveloped
Net Reserves		
Oil	- Mbbl	1,471.7
Gas	- MMcf	3,531.6
NGL	- Mbbl	580.1
Net Revenue		
Oil	- M$	113,276.1
Gas	- M$	7,872.2
NGL	- M$	11,978.8
Severance Taxes	- M$	6,656.4
Ad Valorem Taxes	- M$	2,396.3
Operating Expenses	- M$	13,140.3
Other Deductions	- M$	15,238.2
Investments	- M$	33,223.7
Net Operating Income (BFIT)	- M$	62,472.2
Discounted @ 10%	**- M$**	**39,732.4**

Net Revenue is prior to deducting state production taxes and ad valorem taxes. *Future net cash flow* (net operating income) is after deducting these taxes, future capital costs and operating expenses, but before consideration of federal income taxes. The *future net cash flow* has been discounted at an annual rate of ten (10) percent to determine *present worth*. The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties by CG&A.

The oil reserves include oil and condensate. Oil and natural gas liquid (NGL) volumes are expressed in barrels (42 U.S. gallons). Gas volumes are expressed in thousands of standard cubic feet (Mcf) at contract temperature and pressure base.

Presentation

The report is divided into one (1) reserve category section: Proved Undeveloped ("PUD"). Within the PUD reserve category section is a grand total Table I summary. Table I displays composite reserve estimates and economic forecasts for the particular category. Following the Table I summary is a Table II "one liner" summary that presents estimates of ultimate recovery, gross and net reserves, ownership, revenue, expenses, investments, net income and discounted cash flow for the individual properties that make up the corresponding Table I. The data presented in the summary table is explained on page one (1) of the Appendix. For a more detailed explanation of the report layout, please refer to the Table of Contents following this letter.

Hydrocarbon Pricing

The base SEC oil and gas prices calculated for December 31, 2023 were $78.22/bbl and $2.637/MMBTU, respectively. The base oil price is based upon WTI-Cushing spot prices (EIA) during 2023 and the base gas price is based upon Henry Hub spot prices (Platts Gas Daily) during 2023. Furthermore, NGL prices were adjusted on a per-property basis and averaged 26.8% of the proved net oil price on a composite basis. Adjustments to oil and gas prices were made based upon data provided by your office and include adjustments for treating costs and/or crude quality and gravity corrections. After these adjustments, the net realized prices over the life of the proved properties were estimated to be $76.970 per barrel of oil, $2.229 per MCF of gas and $20.650 per barrel for NGL. All economic factors were held constant.

Economic Parameters

Ownership was accepted as furnished and has not been independently confirmed. Lease operating expenses ("LOE"), other deductions and investments were forecast using regional averages and reviewed by CG&A for reasonableness. LOE includes fixed and variable components. The fixed LOE costs represent all costs not tied to produced volumes and can be found as Operating Expense (column 22) in the attached tables. The variable costs consist of fees for gas compression, processing and transportation, and other variable expenses. These costs can be found as Other Deductions (column 27) in the attached tables.

Investment costs for all upside properties were applied as provided and have not been independently verified. However, all commercial parameters appear to be reasonable and appropriate based on our review and were held constant (not escalated) throughout the life of the properties.

Reserves and Development

The methods employed in estimating reserves are described on page two (2) of the Appendix. These methods provide a relatively high degree of accuracy for predicting PUD reserves for the Bison properties, due to the mature nature of their properties targeted for development and an abundance of subsurface control data. The assumptions, data, methods and procedures used herein are appropriate for the purpose served by this report.

CG&A evaluated 8 PUD locations, targeting the Niobrara B and Niobrara C reservoirs in Weld County, Colorado which are proposed as part of the Bison development plans. Undeveloped reserves were assigned based on regional type curves and analogy to recent, modern completions. The development schedule was provided by *Prairie Operating Co., LLC* based upon their go forward plan and accepted as furnished.

Miscellaneous

An on-site field inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined, nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered. The cost of plugging and the salvage value of equipment at abandonment have not been considered in this evaluation as directed.

The reserve classifications and the economic considerations applied herein conform to the criteria set forth in the 2018 Petroleum Resources Management System (PRMS) approved by the Society of Petroleum Engineers (SPE). The SPE-PRMS guidelines are presented in brief form in pages three (3) through seven (7) of the Appendix. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties in effect on the effective date, except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions have not been considered. All reserve estimates represent our best judgment based on data available at the time of preparation, and assumptions as to future economic and regulatory conditions. It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

The reserve estimates were based on interpretations of factual data furnished by *Prairie Operating Co., LLC.* Tax values, investments and ownership interests were also supplied by your office and were accepted as furnished. To some extent information from public records has been used to check and/or supplement these data. The basic engineering and geological data were subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data.

Cawley, Gillespie & Associates, Inc. is a Texas Registered Engineering Firm (F-693), made up of independent registered professional engineers and geologists that have provided petroleum consulting services to the oil and gas industry for over 60 years. We do not own an interest in the properties or *Prairie Operating Co., LLC* and are not employed on a contingent basis. We have used all methods and procedures that we consider necessary under the circumstances to prepare this report. Our work-papers and related data utilized in the preparation of these estimates are available in our office.

Yours very truly,

CAWLEY, GILLESPIE & ASSOCIATES, INC.
TEXAS REGISTERED ENGINEERING FIRM F-693

Agustin Presas Jr.

W. Todd Brooker

STATE OF TEXAS
W. TODD BROOKER
83462
LICENSED
PROFESSIONAL ENGINEER

AGUSTIN PRESAS JR.
VICE PRESIDENT

W. TODD BROOKER, P.E.
PRESIDENT